UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2024

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer to invest in new MRO facilities for commercial jets in Texas

•	Two hangars at the Perot Field Fort Worth Alliance Airport will increase capacity for E-Jets maintenance in the US
•	New service center is expected to become operational in the first quarter of 2025

Fort Worth, TX, September 24, 2024 – Embraer today announced the expansion of its maintenance, repair and overhaul (MRO) services network to support the growing fleet of E-Jets in the Unites States by opening a new Embraer owned service center at the Perot Field Alliance Airport, in Fort Worth, Texas.

In partnership with the City of Fort Worth, Denton County and the State of Texas, Embraer expects to begin operations in an existing hangar, in the first quarter of 2025, while building a second hangar that should be concluded by 2027. With the new facilities, Embraer’s capacity to serve the E-Jets customers is expected to have a considerable increase in the US.

“This expansion will significantly increase the capacity, capability, and footprint of our services network by providing world-class support to our customers and the growing fleet of E-Jets in North America. Also, it is part of Embraer’s growth strategy in the US”, said Carlos Naufel, President and CEO of Embraer Services & Support.

The new Fort Worth service center will be added to the global network of Embraer which includes 80 authorized centers and 12 owned service centers around the world. The city of Fort Worth has been selected as the finalist location for the proposed project, subject to approval by local government authorities of certain proposed incentives.

Image: https://embraer.bynder.com/share/426D0981-ED2D-4066-A35CE856D9B3CC1D/

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense and Security, and Agricultural Aviation. The company designs, develops, manufactures, and markets aircraft and systems, providing Services and Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 9,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets with up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service, and parts distribution centres, among other activities, across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2024

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations